UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

--------------------------------------------------------------------------------

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934


                              INFOCROSSING, INC.
                              ------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
                    --------------------------------------
                        (Title of Class of Securities)


                                   45664X109
                                --------------
                                (CUSIP Number)





                               October 26, 2005
                               ----------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]   Rule 13d-1(b)

[x]   Rule 13d-1(c)

[_]   Rule 13d-1(d)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  45664X109

...................................................................................................................
1.    Names of Reporting Persons.

      DCM Partners LLC

      I.R.S. Identification Nos. of above persons (entities only): 13-4068276
...................................................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [  ]
...................................................................................................................
3.    SEC Use Only
...................................................................................................................
4.    Citizenship or Place of Organization                Delaware, United States
...................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     6.       Shared Voting Power                1,114,239
Person With           ............................................................................................
                      7.       Sole Dispositive Power             None
                      ............................................................................................
                      8.       Shared Dispositive Power           1,114,239
...................................................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person              1,114,239
...................................................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares          [   ]
...................................................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.5% based on 20,200,466 shares of common stock outstanding as of August 5, 2005
...................................................................................................................
12.   Type of Reporting Person            OO (Limited Liability Company)
...................................................................................................................


                                      2


CUSIP No.  45664X109

...................................................................................................................
1.    Names of Reporting Persons.

      DCM Partners L.P.

      I.R.S. Identification Nos. of above persons (entities only): 13-4068272
...................................................................................................................
2.    Check the Appropriate Box if a Member of a Group

      (a) [X]

      (b) [  ]
...................................................................................................................
3.    SEC Use Only
...................................................................................................................
4.    Citizenship or Place of Organization                Delaware, United States
...................................................................................................................
Number of Shares      5.       Sole Voting Power                  None
Beneficially Owned    ............................................................................................
by Each Reporting     6.       Shared Voting Power                1,114,239
Person With           ............................................................................................
                      7.       Sole Dispositive Power             None
                      ............................................................................................
                      8.       Shared Dispositive Power           1,114,239
...................................................................................................................
9.    Aggregate Amount Beneficially Owned by Each Reporting Person              1,114,239
...................................................................................................................
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares          [   ]
...................................................................................................................
11.   Percent of Class Represented by Amount in Row (9)

      5.5% based on 20,200,466 shares of common stock outstanding as of August 5, 2005
...................................................................................................................
12.   Type of Reporting Person            PN
...................................................................................................................


Item 1(a).        Name of Issuer:

                  Infocrossing, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  2 Christie Heights Street
                  Leonia, NJ 07605

Item 2(a).        Name of Person Filing

                  DCM Partners LLC
                  DCM Partners L.P.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of DCM Partners LLC and DCM Partners L.P. is 909 Third
                  Avenue, 30th Floor, New York, NY 10022.

Item 2(c).        Citizenship

                  DCM Partners LLC is a Limited Liability Company formed under laws of State of Delaware.

                  DCM Partners L.P. is a Limited Partnership formed under the laws of the State of Delaware.

Item 2(d).        Title of Class of Securities:

                  Common Stock, $.01 par value per share

Item 2(e).        CUSIP Number:

                  45664X109

Item 3.           If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

                  (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
                  (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
                  (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
                  (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
                  (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                  (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


                                                                4


                  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
                  (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership:

                  DCM Partners LLC
                  DCM Partners L.P.
                  Landmark Select Master Fund, Ltd.

                  a. Amount beneficially owned: DCM Partners L.P. beneficially owns 784,098 shares of common stock; and Landmark
                  Select Master Fund, Ltd. beneficially owns 330,141 shares of common stock (through an account managed by DCM
                  Partners LLC) for an aggregate total of 1,114,239 shares of common stock.

                  b. Percent of Class: 5.5% based upon information provided by Infocrossing, Inc. in its most recently filed quarterly report on Form 10-Q which stated that there were approximately 20,200,466 shares of common stock outstanding as of August 5, 2005.

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another Person:

                  This Item 6 is not applicable

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
                  Holding Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 2, 2005             DCM PARTNERS LLC

                                    By: /s/  Erik Diamond
                                    --------------------------------------------
                                    Erik Diamond, Managing Member


Date: November 2, 2005              DCM PARTNERS L.P.
                                    By: DCM Partners LLC, its general partner

                                    By: /s/  Erik Diamond
                                    --------------------------------------------
                                    Erik Diamond, Managing Member

                                 EXHIBIT INDEX


Ex.

A. Joint Filing Agreement, dated November 2, 2005 by and among DCM Partners LLC and DCM Partners L.P.

                                     Ex-A

                                   EXHIBIT A

                            JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock of Infocrossing, Inc., dated as of November 2, 2005 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 2,  2005
                                       DCM Partners LLC

                                       By: /s/  Erik Diamond
                                       ----------------------------------------
                                       Name: Erik Diamond
                                       Title: Managing Member

Date: November 2,  2005                DCM Partners L.P.
                                       By: DCM Partners LLC, its general partner

                                       By: /s/  Erik Diamond
                                       ----------------------------------------
                                       Name: Erik Diamond
                                       Title: Managing Member


                                     Ex-A